United States securities and exchange commission logo





                               June 3, 2021

       Pierluigi Paracchi
       Chief Executive Officer
       Genenta Science S.r.l.
       Via Olgettina No. 58
       20132 Milan, Italy

                                                        Re: Genenta Science
S.r.l.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted May 19,
2021
                                                            CIK No. 0001838716

       Dear Mr. Paracchi:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to the Draft Registration Statement on Form F-1

       Use of Proceeds, page 70

   1. We note your revisions in response to comment 2 and reissue the comment. Please revise to specify how far in
the development process for each indication (i.e., the clinical trial of
                                                        Temferon in GMB
patients in the United States, ongoing Temferon TEM-GBM 001 trial, and new Temferon
clinical program in a second solid tumor indication) you estimate that the allocated proceeds
from the offering will enable you to reach. To the extent that the proceeds will enable
you to complete only a particular phase of clinical development, please identify the
relevant clinical phase and disclose the amount and source of other funds needed for you to
achieve marketing approval.
 Pierluigi Paracchi
FirstName  LastNamePierluigi Paracchi
Genenta Science  S.r.l.
Comapany
June 3, 2021NameGenenta Science S.r.l.
June 3,
Page  2 2021 Page 2
FirstName LastName
       You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Mitchell S. Nussbaum, Esq.